Exhibit 99.1

360 Finance Announces Change of Management and Board Composition

SHANGHAI, China, Aug. 23, 2019 /PRNewswire/ — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced that Mr. Jun Xu has resigned from his roles as the Company’s director and chief executive officer due to personal and family reasons, effective from August 23, 2019. Mr. Haisheng Wu, the president and co-founder of the Company, was appointed as a director and promoted as the chief executive officer, effective immediately. He will also serve as a member of the Board’s compensation committee.

Mr. Hongyi Zhou, the chairman of the Board, commented, “On behalf of the Board, I regret that Jun has to leave the Company due to personal reasons and would like to thank him for his extraordinary services to 360 Finance as a co-founder and the chief executive officer, especially his contribution to the Company’s rapid growth and successful debut on the international capital market. At the same time, we are pleased to welcome Mr. Haisheng Wu to join the board and act as the chief executive officer and to benefit more from his talents and experiences as we continue to sustainably grow our business and deliver long-term shareholder value. We will continue to dedicate our efforts to building the Company into a data and AI driven third-party financial technology enabler.”

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

Mr. Matthew Li

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com